Exhibit 1

Announcement  |  Lisbon  |  22 January 2015

Portugal Telecom General Shareholder Meeting

Portugal Telecom, SGPS SA (“PT SGPS”) announces that its shareholders, at the session of resumption of the General Meeting suspended on January 12, 2015, have approved the sale of the whole share capital of PT PORTUGAL SGPS, S.A., by Oi, S.A. to Altice, S.A., under the proposal of Oi, S.A.

There were present or represented in the general meeting shareholders representing 44% of the voting share capital.

The proposal was approved by a majority of 97,81% of the votes present or represented and cast at the General Meeting.

The Chairman of the General Meeting of Shareholders did not allow the shareholder Telemar Norte Leste, S.A. to vote.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt